                                   EXHIBIT C
                                   ---------

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

KENNETH CALLISON,                               )
                                                )
        Plaintiff,                              )
                                                )
                v.                              )
                                                )
EDWARD R. SHOWALTER,                            )
ROBERT E. BURTON, JR.,                          )
GREGORY D. SMITH,                               )  C.A. No. 15036
                                                )
        Defendants,                             )
                                                )
                and                             )
                                                )
HOLLYWOOD TRENZ, INC.,                          )
a Delaware corporation,                         )
                                                )
        Nominal Defendant.                      )


                         FIRST AMENDED INDIVIDUAL AND
                  DERIVATIVE COMPLAINT FOR INJUNCTIVE RELIEF
                  ------------------------------------------

        Plaintiff Kenneth Callison, by his undersigned attorneys, brings this action individually and derivatively on behalf of Hollywood Trenz, Inc., a Delaware corporation ("Hollywood Trenz," "HTNZ ," or the "Company") to enjoin the continued fraud, mismanagement and improper dilution of stock ownership by the current directors of the Company. Plaintiff alleges as follows:

                                 Introduction
                                 ------------
        1. Edward Showalter ("Showalter"), for all intents and purposes, is Hollywood Trenz. The Board of Directors of Hollywood Trenz exists in name and on paper only. There is no managerial entity available to rein in Showalter's massive, sustained, and debilitating fraud on the public, the corporation or its shareholders. This Court's unequivocal intervention is needed to salvage the dire circumstance this company faces and to stop a fraud upon the investing public.

        2. Showalter, the Chairman of the Board of Directors and President of Hollywood Trenz, a sophisticated con artist who has concealed his past and current misdeeds from the investing public. Among the more glaring deficiencies in the management and operation of Hollywood Trenz is the fact that it has never held an annual meeting of shareholders -- a circumstance that plaintiff seeks to remedy through a separate action pursuant to 8 Del. C. (S) 211 filed on June 6, 1996. But until the stockholders can hold an honest election of directors, plaintiff needs this Court's intervention to stop the unlawful conduct by Showalter -- conduct undertaken with the apparent knowledge and acquiescence of the remaining two directors.

                                  THE PARTIES
                                  -----------
        3. Plaintiff Kenneth Callison is and, since June of 1994, has been a shareholder of Hollywood Trenz, currently holding approximately 24,000 shares.

        4. Defendant Hollywood Trenz is a Delaware corporation. It was initially known as Dimension Capital, Inc. ("Dimension"), and existed as a publicly traded shell corporation. In 1993, Dimension acquired all of the stock of Interstate Finance and Trust Co. ("Interstate"), a private company owned and operated by Edward Showalter. In the acquisition by Dimension, Showalter obtained control of a publicly traded entity through a transaction that did not have to withstand scrutiny by the SEC or underwriters' counsel, a process he would not likely have withstood given his background. Showalter then changed the name of Dimension to Hollywood Trenz.

        5. Defendant Showalter is the Chairman of the Board of Directors, President and CEO of Hollywood Trenz. He is also a convicted felon (grand theft), a tax cheat, and a check kiter who declared personal bankruptcy in 1990 to avoid paying legal judgments against him.

        6. Defendant Robert Burton ("Burton") is Vice Chairman of the Board, Chief Operating Officer and Secretary of the Company. Formerly a partner in the Ohio law firm of Squire, Sanders & Dempsey, Burton was induced by Showalter to participate both as an investor and as part of the management of Hollywood Trenz. Burton has lost over $400,000, including his retirement savings, as a result of his relationship with Showalter, and he has apparently determined that he is now in too deep and his only hope of recouping his money is to aid and abet Showalter. He has actively and knowingly assisted Showalter in his illegal schemes to issue stock.

        7. Defendant Gregory Smith (Smith") is a director of the company and also owns a separate company involved in aircraft charters. Smith has actively participated with Showalter and Burton to authorize corporate waste, gross mismanagement, and fraud.

                            SHOWALTER'S BACKGROUND
                            ----------------------
        8. Showalter's entrepreneurial career began with his formation of America's Favorite Clothing, a garment company. It failed in the mid 1980's and would be unremarkable except for one fact: Showalter ceased business without paying his creditors. One of them sued him for over $200,000. Facing criminal charges for his conduct, Showalter pled no contest to grand theft and was placed on a 15-year probationary term and ordered to make restitution. Showalter has never disclosed his conviction for grand theft in any public filings with the SEC relating to Hollywood Trenz, despite having a legal obligation under applicable SEC rules and regulations to make such disclosure.

        9. Also not disclosed to the SEC -- or the investing public -- was the fact that as a consequence of numerous bad business deals, Showalter was so deeply in debt that in 1990 he declared personal bankruptcy. As a director of a publicly traded company, Showalter is required to disclose in appropriate SEC filings the fact of his personal bankruptcy.

        10. Each of the above factors -- all certainly relevant to any investor considering whether to entrust his money to a business controlled by Showalter -
- were concealed from the SEC, which is presumably one reason the SEC has launched an investigation into Showalter's activities at Hollywood Trenz.

                    HOLLYWOOD TRENZ -- BUSINESS BACKGROUND
                    --------------------------------------

        11. Hollywood Trenz began as a T-shirt and memorabilia store in Sarasota, Florida. This effort has since closed down completely with, predictably, a judgment by creditors against Showalter for $81,682. Nonetheless, Showalter has been successful in actively promoting Hollywood Trenz as a company that will establish family theme parks to include arcades, laser tag, a toddler's play area, a retail store and theme restaurant. To date, despite issuing millions of shares of stock and raising millions of dollars from investors, development of this idea consists of little more than one shell in a strip shopping center in Phoenix, Arizona.

        12. As Showalter began to raise capital for his scheme, he announced that he would open theme parks in Denver and Phoenix. After spending $1.2 million on the Denver effort, Showalter has abandoned it while failing to pay the landlord even the security deposit on the land. At the Phoenix site, there have been some site improvements which have also been abandoned with, again, lawsuits and mechanic's liens in their wake. The company is functionally bankrupt and is being propped up financially only by Showalter's continued fraudulent stock sales to the public.

                              SHOWALTER'S SCHEME
                              ------------------

        13. As described above, the method by which Showalter came to control a publicly traded corporation enabled him to avoid an initial public offering with the attendant review by the SEC and due diligence investigations by underwriters' counsel. By simply merging with an existing publicly traded company, Showalter was able to begin marketing his scheme to the public through the public entity, renamed Hollywood Trenz.

        14. Whether the concept marketed by Showalter would have succeeded under different managers remains unresolved. It is clear enough, however, that under Showalter's tutelage, Hollywood Trenz has been an unmitigated disaster for all but Showalter. Shareholders have seen the value of their investment drop like a stone from $17.00 per share in April of 1994 to $.14 currently due to mismanagement and fraudulent dilution of the stock. Creditors, contractors, vendors and former employees all are in some form of litigation with the company. Showalter, meanwhile, routinely rides in limousines, rented Lear jets charged to the Company by Director Greg Smith and resides in an $800,000 house in Florida, all financed for his benefit by the Company with funds derived from the fraudulent registration and sales of stock.

        15. Publicly traded companies such as Hollywood Trenz are permitted to register securities that are offered to employees on SEC Form S-8. Under SEC rules applicable to Form S-8 registrations, the term "employee" includes independent contractors working under a written contract. Unlike other registrations, a Form S-8 registration statement is not reviewed by the SEC and is effective immediately upon filing. The issuer -- which must be a publicly trading entity already subject to SEC filing requirements -- benefits from the streamlined registration process while the recipient of the stock benefits from the fact that the stock is freely tradable and thus can be reduced to cash by a sale on the open market. The use of Form S-8 is restricted by law in one respect explicitly: it may not be used by an issuer to
                                             ----------------------------------
raise capital.
-------------

        16. Unfortunately, the Form S-8 procedure affords an opening for the unscrupulous. Shares can be registered using Form S-8 and issued to a willing independent contractor/employee/co-conspirator who never performs the services that were to be rendered, keeps only a fraction of the shares for him/herself and "kicks back" the remainder to the issuer or his nominee. The nominee then sells the shares in the public market and turns the proceeds over to the issuer or to insiders for their personal benefit.

        17. This is precisely the scheme that Showalter has hit upon. Since October of 1993, Showalter has been to the well of Form S-8 no less than 12 times, causing Hollywood Trenz to issue over 17 million shares of stock to purported "consultants," many of whom never performed services.

        18. The scheme has been outlined in some detail by Timothy Brannon ("Brannon"), a former Hollywood Trenz insider who has come forward to explain the fraudulent activity to the SEC and others in his affidavit filed on June 6, 1996 in this case.

        19. Brannon was initially hired by Showalter to be a manager. Shortly after his hiring, however, and on four subsequent occasions, Brannon was asked directly by Showalter to sign overlapping consulting agreements with Hollywood Trenz for millions of shares of Hollywood Trenz stock. Brannon was told by Showalter and Burton that he was signing for large blocks of stock to be registered on Form S-8 but that only a tiny fraction of the stock would actually go to him for his personal benefit. Showalter would cause the rest to be issued in the name of various other individuals and entities. Thereafter, with the assistance of Brannon, Showalter would find persons to buy the stock at a discount from the current market price. In other instances, Showalter simply had stock issued to his personal creditors, who could then sell the stock on the open market to satisfy Showalter's obligations to them.

        20. For example, based on his personal experience and conversations with Showalter, Brannon has testified under oath that:

        shares are being issued as a result of the S-8 offerings to individuals and/or entities who have not been the bona fide provider of services to the Company. I believe that Mr. Showalter has continued to use the Form S-8 to register shares of Hollywood Trenz which are then transferred to individuals or entities with whom he has a close personal relationship and who have an arrangement with him to let him participate in the proceeds received by the subsequent sale of the stock. I know that shares registered to Euro International Designs [Showalter's wife's company] have then been issued to companies who have helped Showalter with personal services such as secure financing for his personal residence. I am specifically aware that 300,000 shares registered in the name of his wife's company were then transferred to Stevco Inc. in December, 1995 in exchange for personal services rendered to Showalter.


        21. Although the stock registered on Form S-8 was ostensibly for issuance over a period of time as services were rendered under consulting agreements, the fact is that in each instance all of the stock was issued almost immediately upon the filing of the applicable Form S-8.

        22. Brannon has personal knowledge that at least one so-called "consultant" in fact performed minimal services for Hollywood Trenz, but nonetheless received several large blocks of stock. That consultant was Showalter's wife, Tracey Braime, doing business as Euro-International Designs. During Brannon's employment with Hollywood Trenz, Showalter's wife admitted to Brannon that she had performed minimal services for Hollywood Trenz.

        23. Support for Tracey Braime's comment to Brannon can be found in the fact that the contracts she signed with the company are almost patently a sham. She has signed three separate overlapping consulting agreements with the company to design some of the interior decor of the Phoenix entertainment center, consisting of movie memorabilia. The market price of the stock she was to receive under the contracts had a combined value of some $1.4 million. Braime is a full time college student, majoring in drama.

        24. Braime had already contracted to perform interior decorating under contract with the company for three years for a fee/stock equivalent of $960,000 when, without any additional consideration, the company fortuitously signed another three-year contract with Braime to perform exactly the same service, this time for a fee/stock equivalent of $190,000. Braime received yet a third three-year contract only one month later, again agreeing to perform exactly the same services, this time for a fee/stock equivalent of $216,000.

        25. Whatever else can be said about Tracey Braime, it is simply not possible that a responsible Board, acting within the scope of its fiduciary responsibilities, could have hired a 24-year-old drama student, who is the wife of the CEO, to be paid well over a million dollars to do decorating.

                        SHOWALTER FRAUDULENTLY LAUNDERS
                       HIS FRAUDULENTLY REGISTERED STOCK
                       ---------------------------------

        26. Once Showalter has slipped past the SEC by impermissibly registering stock pursuant to a Form S-8 that he actually plans to use to finance ongoing operations, he still has to bring the stock to market. Since no underwriter would even consider underwriting a Showalter stock offering, he has no legal means to move the stock to an unsuspecting public. Undaunted, Showalter has yet another scheme to move the stock into the market.

        27. Showalter directs his "consultants," the recipients of the stock, to direct, in turn, transfers to various nominees of Showalter who own brokerage accounts. In the case of Euro-International Designs, for example, his wife owns an account at D.E. Frey in Denver, Colorado. This account has by far been the one used most often.

        28. The "consultant" is instructed by Showalter to direct the transfer agent to transfer the shares. The transfer could be directed anywhere -- to a creditor, a potential investor, a promoter, a personal creditor of Showalter, Showalter's personal accounts or the brokerage of account of Showalter's wife. In many such cases, the recipient of the transferred shares then places the shares in the transferee's brokerage account and lodges "sell" orders on the stock, resulting in cash proceeds to the transferee. Once the proceeds are reduced to cash, Showalter is free to make whatever use of the money he wishes without accountability to the corporation.

                    USING FRAUDULENTLY REGISTERED STOCK TO
                    FINANCE PERSONAL AND CORPORATE BUSINESS
                    ---------------------------------------

        29. Showalter has no source of income beyond what he makes in connection with his activities with HTNZ yet his lifestyle would make a Fortune 500 corporate president jealous. He owns an $800,000 home in Florida, sleeps in only the best hotels when he travels, uses private jets, rides in limousines and routinely dines in four star restaurants. Spencer Finseth, a construction project manager lured to work for Showalter, reports that even as a single man he could not keep up with Showalter's pace of late night partying and estimates that it was routine for Showalter to go through at least $1,000 per day in spending money alone. All of that money came from investors who thought they were capitalizing an up-and-coming business. Not only that: approximately three quarters of all issued and outstanding shares of stock of HTNZ was registered using the Form S-8 scheme.

        30. Each of the Form S-8 registration statements was signed by all three directors of the Company. Each director was obligated to exercise due diligence in connection with the execution and filing of the Form S-8 registration statements to assure that such registration statements were truthful and contained no materially false or misleading information. Each director had knowledge of the fraudulent scheme for the which the registration statements were filed, knowledge that each purported consulting agreement was a sham, and knowledge that the stock being registered would be issued to persons other than the purported consultants with no valid consideration being paid to the Company.

                 THE THREAT OF IMMEDIATE AND IRREPARABLE HARM
                 --------------------------------------------

        A.  Showalter's violation of securities laws.

        31. It is difficult to assess just how deep a hole Showalter has dug for the company. The fraudulent registrations and fraudulent sales of stock are only part of the total picture of liabilities likely to emerge from a full understanding of Showalter's manipulation of this company. It thus makes little sense to leave the corporation -- on whose behalf this suit is brought -- to successive damage suits against the directors when their stated intent is to continue to break the law.

        32. Showalter has exposed the corporation to liability from the SEC for fraudulent registration of the stock. His practice of floating shares into the market through secret brokerage accounts of accomplices also subjects the corporation to potentially enormous liabilities under Section 10(b) and Regulation 10b-5 and various other provisions of both the Securities Act of 1933 and the Securities Exchange Act of 1934. Such exposure constitutes irreparable harm to the company.


        B.  The availability of money damages is doubtful.

        33. Defendant Showalter has limited, if any, resources to pay the kind of monetary damages he has caused in this case. Defendant Burton, a prestigious attorney at one time, has been broken on the wheel of Showalter's connivance's and has lost his entire financial nest egg. Each of them is liable for breaches of their duties of loyalty to the shareholders under Delaware law and for violation of the federal securities laws, yet is without means to pay a substantial money damages award.

        34. Defendant Greg Smith, while a man of more substantial means than the others, has also often been absent from important decisions that breach fiduciary duties. Plaintiff is comfortable with his allegations of liability against this defendant but is realistic that the probability of a holding of liability on his part so as to give rise to substantial money damages is less than for the other defendants.

        C.   Without an injunction, the Court
             will be unable to fashion a remedy
             on behalf of the corporation.

        35. There can be no serious doubt about defendants' current plans for raising capital if they are not enjoined: they will continue to register shares fraudulently and sell them to the public fraudulently.

        36. If defendants are not enjoined, the shares offered to the public will, most assuredly, enter the market and become indistinguishable from legitimately issued shares. Once this occurs, it will be quite impossible for this Court to rescind the issuances or "unscramble the eggs." In addition, bona fide purchasers for value will have no notice that Showalter is selling stock fraudulently.

        D. Apart from the securities laws, defendants have violated the Delaware General
             Corporation Law and intend to do so again.

        37. Defendants stated intent to continue to capitalize the company by the use of the consulting agreements registered with the SEC requires that the Court consider the consulting agreements themselves. These agreements, dubious on their face and by their frequency, are deeply suspect in light of the description of Showalter's scheme supplied by Tim Brannon.

        38. To the extent these consulting agreements authorize the receipt of stock prior to the rendition of services, they violate both the Delaware General Corporation Law and the Delaware Constitution.

        39. To the extent that these agreements grant to the consultant shares of stock that bear no relationship to the services actually rendered, they also violate the Delaware General Corporation Law.


        E.   Issuance of large blocks of stock for
             little or no consideration violates
             the rights of existing shareholders.

        40. The Company and all bona fide stockholders of the Company, including plaintiff, have been and will continue to be injured by the impermissible issuance of massive amounts of stock for no consideration, the effect of which is the material dilution of the value of the Company's stock.

        41. Stockholders of Hollywood Trenz, including plaintiff, have been and will be further injured by the immediate and substantial dilution in the voting power of their stock each time that Showalter succeeds in issuing stock for no or completely inadequate consideration.

        42.  Plaintiff has no adequate remedy at law.

                            DERIVATIVE ALLEGATIONS
                            ----------------------

        43. Plaintiff brings Counts I, III, IV, V and VI derivatively on behalf of Hollywood Trenz pursuant to Chancery Court Rule 23.1 and 8 Del. C. (S)327.

        44. Plaintiff is and at all times relevant to the matters complained of herein has been a stockholder of the Company.

        45. With respect to causes of action that may be derivative in nature, plaintiff has made no demand on the board of directors.

        46. Demand on the board of directors would be futile and therefore is excused because all members of the board of directors are active participants in and have personally benefited from the acts alleged in this First Amended Complaint.

        47. The acts complained of herein constitute waste of corporate assets and were not the product of an exercise of good faith business judgment by the board of directors of Hollywood Trenz.

                     Count I.  Breach of Fiduciary Duties
                     ------------------------------------

        48.  Paragraphs 1 through 47 are incorporated herein by reference.

        49. As directors, each defendant owed to plaintiff a duty of care with respect his position as manager of the affairs of the company. Defendants have breached their duty of care by:

             (a) failing to investigate the appropriateness of naming Showalter CEO and president of the company in light of his criminal history, bankruptcy, and gross mismanagement;

             (b) failing to investigate the legality of registering stock for resale by using SEC Form S-8;

             (c)  causing the company to violate the federal securities laws by:

                  (1) filing incomplete disclosure information with respect to Showalter and the company's financial condition,

                  (2) filing Form S-8 registration statements containing false and misleading consulting agreements, and

                  (3) permitting Showalter to sell stock through the secret use of brokerage accounts in the names of others;

             (d) failing to ensure that the accounting practices of the corporation would prevent conduct such as Showalter's writing checks on insufficient funds;

             (e) failing to hold board of directors meetings or annual meetings of stockholders;

             (f) failing to review the consulting agreements to ensure that the corporation in fact received the services provided therein prior to the issuance of the stock consideration;

             (g) failing to ensure that the corporation received fair consideration for the stock that it was issuing in return for the consulting agreements; and

             (h) failing to demand an accounting of the proceeds of the sale of the stock registered by Form S-8.

        50. The directors owed to the shareholders a duty of loyalty. Defendants have breached their duty of loyalty by:

             (a) offering company stock for sale to the public and retaining for themselves and not for the company some or, occasionally, all, of the proceeds from such sale;

             (b) causing the corporation to enter into written consulting agreements with Showalter's wife's company under circumstances in which she was neither qualified to render the services nor able to render them even if qualified,

             (c) causing the corporation to pay, impermissibly, Showalter's personal living and entertainment expenses; and

             (d)  converting assets of the corporation to their personal use.

        51. The directors owed to the shareholders a duty of oversight of the officers and management of the company. Defendants failed to oversee the books and records of the company or the behavior of its officers, including bouncing checks, breaking promises and ignoring legal obligations of the company. To the extent that defendants ignored or remained unaware of these facts, defendants have breached their duty of oversight.

                 Count II.  Unlawful Dilution of Voting Power
                 --------------------------------------------

        52.  Paragraphs 1 through 51 are incorporated herein by reference.

        53. The conduct described above has unlawfully diluted the individual voting rights of plaintiff in that shares of stock of the Company have been fraudulently issued for no consideration to the Company.

              Count III.  Issuance of Stock Without Consideration
              ---------------------------------------------------

        54.  Paragraphs 1 through 53 are incorporated herein by reference.

        55. The issuance of stock to the "consultants" as set forth above is without consideration, or with consideration so far below its real value to the corporation as to constitute fraud, in violation of both the Constitution of the State of Delaware and Section 152 of the General Corporation Law, 8 Del. C. 152.
                                                                    ---- --

        56. Such illegal issuance of stock inflicts direct harm on the plaintiff by fraudulently diluting plaintiff's voting power and direct harm on the company and its stockholders by diluting the value of the company's stock and artificially depressing the market for the stock.

                Count IV. Violation of Federal Securities Laws
                ----------------------------------------------

        57.  Paragraphs 1 through 56 are incorporated herein by reference.

        58. The abusive and fraudulent manipulation of SEC Form S-8 and the open market manipulation by secretly offering newly issued stock through the brokerage accounts of confederates violates multiple provisions of the Securities Act of 1933 and The Securities Exchange Act of 1934 and rules and regulations promulgated thereunder. Such conduct jeopardizes the company's ability to raise capital and materially threatens its continued corporate existence.

                         Count V.  Unlawful Conversion
                         -----------------------------

        59.  Paragraphs 1 through 58 are incorporated herein by reference.

        60. Upon information and belief, Showalter has used substantial sums of the money raised through the illegal sale of stock to finance directly or indirectly his personal style of living and otherwise to benefit personally members of the board of directors and not for any proper corporate purposes. Such conversion has been accomplished, upon information and belief, with the knowledge and assent of all of the individual defendants.

                      Count VI. Waste of Corporate Assets
                      -----------------------------------

        61.  Paragraphs 1 through 60 are incorporated herein by reference.

        62. The stock of the company is one of the few assets it has, Defendants have wasted that asset by offering stock to others for substantially less than its fair value.

        WHEREFORE, plaintiff prays that this Court:

                a. exercise its powers to temporarily, preliminarily, and permanently enjoin Hollywood Trenz, the individual defendants, and their respective employees, agents, attorneys and all other persons acting in concert with them from issuing any stock pending the convening of an annual meeting for the purpose of electing directors, and

                b. grant such other relief as the Court may deem appropriate under the circumstances.

                                Respectfully submitted,

                                SMITH, KATZENSTEIN & FURLOW


                                ---------------------------------------
                                Craig B. Smith                    I.D. # 472
                                Charles E. Butler                 I.D. #2349
                                Anne E. Bookout                   I.D. #2273
                                The Corporate Plaza, 7th Floor
                                800 Delaware Avenue
                                P.O. Box 410
                                Wilmington, DE  19899
                                (302) 652-8400


OF COUNSEL:
----------

Victor L. Zimmermann, Jr.
O'Rourke O'Hanlan & Zimmermann
27 Pine Street
New Canaan, CT 06840
(203) 966-6664


Dated: June 26, 1996